Exhibit 99.2

Condensed Consolidated Financial Statements
(in United States Dollars, unless otherwise stated)

June 30, 2014

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)
	June 30	December 31
As at	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$140,574	$142,652
Restricted cash	-	2,204
Receivables	16,418	29,254
Current income tax receivable	5,318	27,936
Inventories (Note 4)	92,396	84,643
Prepaids and deposits	4,215	5,250
	258,921	291,939

Non-current assets
Investments (Note 5)	267	15,551
Long-term inventories (Note 4)	104,664	93,696
Investment in jointly-controlled entity	17,839	17,930
Other long-term assets	64,074	71,988
Property, plant and equipment & mining interests (Note 6)	1,697,966	1,675,955
Intangible assets (Note 7)	46,161	53,656
Goodwill	241,693	241,693
	$2,431,585	$2,462,408

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$58,128	$76,923
Dividend payable (Note 11(b))	-	9,960
Current income tax liability	3,690	3,966
Current portion of debt and equipment financing obligations (Note 9)	6,869	7,355
Current portion of provisions (Note 10)	2,452	15,955
	71,139	114,159

Non-current liabilities
Debt and equipment financing obligations (Note 9)	307,253	244,194
Option component of convertible senior notes	-	413
Provisions	29,186	28,580
Deferred income tax liability	275,000	287,180
	682,578	674,526

SHAREHOLDERS' EQUITY
Capital stock (Note 11)	2,025,150	2,021,837
Contributed surplus	59,390	55,945
Deficit	(335,368)	(284,632)
Accumulated other comprehensive loss	(165)	(5,268)
	1,749,007	1,787,882
	$2,431,585	$2,462,408

Events after the reporting period (Note 19)

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013

Revenue from mining operations	$75,530	$57,660	$146,483	$122,545

Cost of sales:
Production costs (Note 4)	48,691	39,055	96,584	66,930
Refining costs	155	125	295	250
Amortization and depletion (Note 4)	34,785	14,455	63,378	25,923
Reclamation, care and maintenance costs	2,270	985	3,205	2,242
Total cost of sales	85,901	54,620	163,462	95,345

General and administrative	5,663	7,743	14,919	14,122
Exploration and business development	259	283	459	549
Impairment charges (Note 8)	-	98,688	-	98,688
Loss from operations (Note 12)	(16,293)	(103,674)	(32,357)	(86,159)

Finance costs	(5,901)	(565)	(7,918)	(1,136)
Foreign exchange (loss) / gain	(6,984)	8,418	(1,460)	8,566
Other (loss) / income (Note 13)	(3,878)	(642)	(15,360)	6,124
Equity in income / (loss) of jointly-controlled entity	-	960	(92)	(56)
Loss before income taxes	(33,056)	(95,503)	(57,187)	(72,661)

Deferred income tax (recovery) / expense	(16,360)	7,301	(11,793)	7,036
Current income tax expense (Note 14)	80	687	273	5,520
	(16,280)	7,988	(11,520)	12,556

Net loss	$(16,776)	$(103,491)	$(45,667)	$(85,217)

Loss per share (Note 15)
Basic loss per share	$(0.07)	$(0.42)	$(0.18)	$(0.34)
Diluted loss per share	$(0.07)	$(0.42)	$(0.18)	$(0.34)
Weighted average shares outstanding (Note 15)
Basic	248,495,726	247,025,811	248,343,301	253,288,330
Diluted	248,495,726	247,025,811	248,343,301	253,288,330

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Net loss	$(16,776)	$(103,491)	$(45,667)	$(85,217)
Items that may be reclassified subsequently to net loss:
Unrealized gain / (loss) on investments	5	(357)	2,596	(737)
Reclassification of accumulated (gains) / losses on investments to net loss	(233)	-	2,507	128
Total other comprehensive (loss) / income	(228)	(357)	5,103	(609)
Comprehensive loss	$(17,004)	$(103,848)	$(40,564)	$(85,826)

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013

OPERATING ACTIVITIES
Net loss	$(16,776)	$(103,491)	$(45,667)	$(85,217)
Proceeds from settlement of derivative assets	-	(546)	-	(528)
Payments to settle other liabilities	-	-	-	(2,750)
Payments to settle provisions	(2,215)	(1,245)	(2,215)	(3,033)
Adjustments to reconcile net loss to operating cash flows (Note 16)	31,249	123,973	73,609	130,341
Change in non-cash operating working capital (Note 16)	(7,609)	(4,816)	3,413	(11,839)
Operating cash flows	4,649	13,875	29,140	26,974
INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests and intangible assets	(41,116)	(60,274)	(96,728)	(105,778)
Proceeds from retained interest royalty (Note 7)	2,463	-	2,463	-
Decrease / (increase) in restricted cash (Note 9)	179,633	(455)	5,877	(1,686)
Purchase of investments (Note 5)	-	(916)	-	(2,288)
Sale of investments (Note 5)	9,298	-	23,284	-
Investing cash flows	150,278	(61,645)	(65,104)	(109,752)
FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations (Note 9)	(174,491)	(1,217)	(250,892)	(2,416)
Proceeds from debt and equipment financing obligations (Note 9)	-	-	305,314	-
Payment of financing fees on debt	(1,620)	-	(7,535)	-
Payment of dividends	(4,338)	(9,871)	(13,003)	(9,871)
Proceeds from exercise of stock options	-	-	2	3,094
Shares repurchased and cancelled (Note 11(a))	-	-	-	(301,066)
Financing cash flows	(180,449)	(11,088)	33,886	(310,259)
Impact of foreign exchange on cash	786	(649)	-	(659)

Net decrease in cash	(24,736)	(59,507)	(2,078)	(393,696)
Cash and cash equivalents, beginning of period	165,310	269,212	142,652	603,401
Cash and cash equivalents, end of period	$140,574	$209,705	$140,574	$209,705

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)
For the six months ended June 30	2014	2013

Capital stock
Balance, beginning of period	$2,021,837	$2,307,978
Shares repurchased and cancelled (Note 11(a))	-	(295,536)
Shares issued through dividend reinvestment plan	1,871	-
Shares issued through employee share purchase plan	1,077	1,009
Shares issued on redemption of deferred share units	359	499
Shares issued for cash pursuant to exercise of stock options	2	3,094
Fair value of share-based compensation on stock options exercised	4	1,825
Balance, end of period	$2,025,150	$2,018,869

Contributed surplus
Balance, beginning of period	$55,945	$50,881
Fair value of deferred share units redeemed	(359)	(499)
Fair value of share-based compensation on stock options exercised	(4)	(1,825)
Share-based compensation	3,808	3,691
Balance, end of period	$59,390	$52,248

Deficit
Balance, beginning of period	$(284,632)	$(62,917)
Dividends declared (Note 11(b))	(5,069)	(19,723)
Premium on shares repurchased and cancelled (Note 11(a))	-	(5,530)
Net loss	(45,667)	(85,217)
Balance, end of period	$(335,368)	$(173,387)

Accumulated other comprehensive loss from available-for-sale investments
Balance, beginning of period	$(5,268)	$(105)
Other comprehensive income / (loss)	5,103	(609)
Balance, end of period	$(165)	$(714)

Total shareholders' equity	$1,749,007	$1,897,016

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc. is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated August 7, 2014.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2013, except as disclosed below in note 3(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with IFRS as issued by the IASB.

3.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2014:

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

Amendments to IAS 36, Impairment of assets, were issued by the IASB in May 2013. These amendments address the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce a requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 19, Employee Benefits	January 1, 2015
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The proposed amendments to IAS 19, Employee Benefits, clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. This amendment is not anticipated to impact the Company’s consolidated financial statements as there are no defined benefit obligations.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as it does not use revenue-based depreciation or revenue-based amortization.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

4.	Inventories

	June 30	December 31
	2014	2013
Supplies	$19,083	$17,391
Ore stockpiles	36,936	35,122
Ore in process	136,388	117,984
Finished goods	4,653	7,842
	197,060	178,339
Less: Long-term inventories	(104,664)	(93,696)
	$92,396	$84,643

As at June 30, 2013, the carrying value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade long-term stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion by the amounts discussed below:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Operating production costs	$48,691	$28,951	$96,584	$56,826
Net realizable value adjustment
El Chanate	-	6,521	-	6,521
Young-Davidson	-	3,583	-	3,583
Production costs	$48,691	$39,055	$96,584	$66,930

Operating amortization and depletion	$34,785	$12,314	$63,378	$23,782
Net realizable value adjustment
El Chanate	-	572	-	572
Young-Davidson	-	1,569	-	1,569
Amortization and depletion	$34,785	$14,455	$63,378	$25,923

Ore inventories carried at fair value less cost to sell totalled $56,361 at June 30, 2014 (December 31, 2013 - $74,074).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Ore in process inventory at June 30, 2014 included $5,605 (December 31, 2013 - $6,095) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

5.	Investments

			Three months ended		Six months ended
			June 30, 2014		June 30, 2014
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
			gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	June 30, 2014		included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings
Securities(1)	$1,964	$267	$5	$804	$2,596	$6,631
Reclassification to earnings	-	-	(233)	233	2,507	(2,507)
Total securities(1)	$1,964	$267	$(228)	$1,037	$5,103	$4,124
Securities(2)	235	-	-	-	-	-
Warrants(2)	494	-	-	(25)	-	(42)
	$2,693	$267	$(228)	$1,012	$5,103	$4,082

			Three months ended		Six months ended
			June 30, 2013		June 30, 2013
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
			gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	June 30, 2013		included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings
Securities(1)	$1,964	$1,122	$(357)	$-	$(737)	$-
Reclassification to earnings	-	-	-	-	128	(128)
Total securities(1)	$1,964	$1,122	$(357)	$-	$(609)	$(128)
Securities (2)	235	18	-	(40)	-	(28)
Warrants(2)	494	203	-	(164)	-	(288)
	$2,693	$1,343	$(357)	$(204)	$(609)	$(444)
(1)	Classified as available-for-sale financial assets.
(2)	Classified as financial assets at fair value through profit or loss.

Realized and unrealized gains on available-for-sale investments totalled $809 and $9,227 for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 - unrealized losses of $357 and $737). Realized and unrealized losses on securities and warrants classified at fair value through profit or loss for the three and six months ended June 30, 2014 totalled $25 and $42 (three and six months ended June 30, 2013 - unrealized losses of $204 and $316). Foreign exchange gains and losses on equity securities measured at fair value through profit or loss are included in foreign exchange (loss) / gain in the Condensed Consolidated Statements of Operations.

During the three and six months ended June 30, 2014, the Company sold shares in various publicly listed entities for total proceeds of $9,298 and $23,284. At June 30, 2014, the Company held $267 in long-term investments in companies with properties adjacent to its operations in Canada and Mexico.

During the three and six months ended June 30, 2013, the Company purchased investments with a total cost of $916 and $2,288. In these transactions, warrants were also acquired, with a total cost of $494. The cost of the shares and warrants were determined based on their fair value on the date of acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

6.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2013	$661,166	$1,113,092	$23,855	$72,647	$1,870,760
Additions	38,638	41,419	5,968	5,292	91,317
Reclassifications	-	10,777	(10,777)	-	-
Disposals	(3,164)	-	-	-	(3,164)
At June 30, 2014	$696,640	$1,165,288	$19,046	$77,939	$1,958,913
Accumulated amortization and depletion and impairment charges
At December 31, 2013	$(56,330)	$(133,901)	$(4,574)	$-	$(194,805)
Amortization and depletion	(16,023)	(51,682)	-	-	(67,705)
Disposals	1,563	-	-	-	1,563
At June 30, 2014	$(70,790)	$(185,583)	$(4,574)	$-	$(260,947)
Carrying value
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955
At June 30, 2014	$625,850	$979,705	$14,472	$77,939	$1,697,966

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$34,037	$97,147	$1,525	$-	$132,709
Young-Davidson	563,016	882,558	12,947	-	1,458,521
Corporate and other	28,797	-	-	77,939	106,736
At June 30, 2014	$625,850	$979,705	$14,472	$77,939	$1,697,966

El Chanate	$35,307	$84,975	$10,945	$-	$131,227
Young-Davidson	540,537	894,216	8,336	-	1,443,089
Corporate and other	28,992	-	-	72,647	101,639
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955

The carrying value of construction in progress at June 30, 2014 was $44,249 (December 31, 2013 - $70,025), including $43,904 (December 31, 2013 - $69,249) relating to projects at the Young-Davidson mine.

The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $6,750 at June 30, 2014 (December 31, 2013 - $10,981).

7.	Intangible assets

Included in intangible assets is the retained interest royalty received as part of consideration from the sale of the Fosterville and Stawell mines (collectively, the “Australian Operations”) on May 4, 2012 to Crocodile Gold Corporation (“Crocodile Gold”). Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reaches CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

During the three months ended June 30, 2014, the Company was notified that the Australian Operations had generated in excess of CAD $60 million and, as a result, received proceeds of $2,463 from Crocodile Gold. Consistent with the Company’s accounting policy, amortization of the retained interest royalty commenced once the Company became entitled to receive cash flows under this arrangement. During Q2 2014, the Company recognized amortization expense of $7,278 on the retained interest royalty, which reduced the carrying value of this asset to $26,726.

8.	Impairment

At June 30, 2013, the Company reassessed its gold price assumptions due to weakness in spot gold prices, which was considered to be an indicator of impairment. As a result, the Company performed impairment tests on the El Chanate cash-generating unit (“CGU”) and the retained interest royalty held in the Australian Operations. The Company recognized impairment charges of $80,000 and $18,688 on the El Chanate CGU and retained interest royalty intangible asset, respectively. As a result of the impairment charge on the retained interest royalty, the Company also recorded a deferred tax recovery of $2,186.

9.	Debt and equipment financing obligations

		June 30	December 31
		2014	2013
(a)	Revolving credit facility	$-	$75,000
(b)	Senior secured notes	296,867	-
(c)	Convertible senior notes	616	157,133
(d)	Equipment financing obligations	15,779	17,522
(e)	Other	860	1,894
		314,122	251,549
	Less: Current portion of debt and equipment financing obligations	(6,869)	(7,355)
		$307,253	$244,194

The estimated future minimum payments under debt and equipment financing obligations are as follows:

2014	$19,607
2015	$29,161
2016	$28,327
2017	$26,000
2018	$25,093
2019 and thereafter	$351,619

(a)	Revolving credit facility

During the six months ended June 30, 2014, the Company made a repayment of $75,000 (six months ended June 30, 2013 - $nil).

(b)	Senior secured notes

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304,051. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7,838, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method.

(c)	Convertible senior notes

On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible notes. The consideration offered was $1.04 per $1.00 note plus accrued and unpaid interest to the payment date. The Company received tender offers for $166,354 of the $167,000 principal amount outstanding. This was considered a substantial modification of the existing arrangement with the holders of the Company’s convertible notes. As a result, the Company de-recognized the convertible notes on the date of substantial modification. The convertible notes were re-recognized at their fair value on the same date. This resulted in a loss on modification of $15,645, which has been included in other (loss) / income on the Condensed Consolidated Statement of Operations for the six months ended June 30, 2014 (refer to note 13). On April 3, 2014, the Company paid $173,041 including $32 of accrued interest, to complete the cash tender offer to redeem the outstanding convertible notes tendered.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

At June 30, 2014, $646 (December 31, 2013 - $167,000) of the convertible notes remained outstanding at a carrying value of $616 (December 31, 2013 - $157,133) for the debt component and $nil (December 31, 2013 - $413) for the option component.

As required by conditions surrounding the completion of the senior secured notes offering, at June 30, 2014, the Company has restricted $691 of proceeds from the senior secured notes offering for repayment of all principal and interest relating to any convertible notes that were not tendered. These restricted proceeds are included within other long-term assets on the Condensed Consolidated Balance Sheets at June 30, 2014.

(d)	Equipment financing obligations

The Company has entered into financing obligations for equipment, which expire at various dates between 2015 and 2019 and are secured by the financed assets. Interest payable on the various obligations ranges from fixed rates of 2.71% to 5.77% . During the six months ended June 30, 2014, the Company received proceeds of $1,263 (six months ended June 30, 2013 - $nil) from equipment financing arrangements.

(e)	Other

During 2013, the Company purchased land near the El Chanate mine and entered into loan agreements as part of the consideration. During the three and six months ended June 30, 2014, the Company made repayments of $392 and $1,034 on these loan agreements.

10.	Provisions

Provision for lawsuit

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought ranging from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. Following the completion of the claims administration process which was conducted pursuant to a court-approved settlement agreement, funds related to this lawsuit were distributed by an administrator to eligible class members in April 2014. At the settlement payment date, the Company reduced the current portion of provisions on the Condensed Consolidated Balance Sheets by $12,016, which was partially offset by a corresponding decrease in insurance receivable of $9,890 and restricted cash of $2,126, the latter of which represents the net settlement amount paid by the Company.

The remaining balance of the current portion of provisions relates to planned reclamation expenditures in the next twelve months at Kemess South, and the current portion of cash-settled compensation plans.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

11.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	June 30, 2014		June 30, 2013
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	247,569,811	$2,021,837	282,326,547	$2,307,978
Shares repurchased and cancelled	-	-	(36,144,578)	(295,536)
Shares issued through employee share purchase plan	276,144	1,077	143,528	1,009
Shares issued through dividend reinvestment plan	474,832	1,871	-	-
Shares issued on redemption of deferred share units	52,065	359	71,845	499
Shares issued on exercise of stock options	548	2	458,168	3,094
Fair value of share-based compensation on stock options exercised	-	4	-	1,825
Balance, end of period	248,373,400	$2,025,150	246,855,510	$2,018,869

During the six months ended June 30, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased, transaction costs of $5,353 were recognized in deficit, and $177 was recognized as deferred tax expense.

(b)	Dividends

Commencing in 2014, quarterly dividends representing 20% of operating cash flow generated in the preceding quarter will be declared and paid. On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014, and paid on June 3, 2014.

The second quarter dividend was declared on August 7, 2014 (refer to note 19).

In 2013, the Company paid an annual dividend of $0.16 per share ($0.04 paid quarterly).

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the six months ended June 30, 2014 and June 30, 2013 were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	June 30	June 30
	2014	2013
Dividend yield	2.30%	2.19%
Expected volatility	56.79%	54.03%
Risk free interest rate	1.22%	1.28%
Expected life	2.5 years	3.35 years
Exercise price	$3.80	$7.27
Share price	$4.09	$7.35
Grant date fair value	$1.36	$2.52

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	June 30, 2014		June 30, 2013
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	11,313,300	$7.29	10,239,564	$8.24
Granted	20,000	$3.80	878,476	$7.27
Forfeited	(65,000)	$5.26	(167,500)	$9.87
Expired	(420,445)	$10.08	(1,425,175)	$8.35
Exercised	(548)	$2.85	(458,168)	$6.76
Outstanding, end of period	10,847,307	$7.18	9,067,197	$8.17
Options exercisable, end of period	5,764,841	$8.03	4,220,345	$8.20

During the six months ended June 30, 2014, employees, consultants, officers and directors of the Company exercised 548 options (six months ended June 30, 2013 - 458,168) for total proceeds of $2 (six months ended June 30, 2013 - $3,091). The weighted average share price at the date of exercise for stock options exercised during the six months ended June 30, 2014 was $5.05 (six months ended June 30, 2013 - $7.39) .

Set forth below is a summary of the outstanding options to purchase common shares as at June 30, 2014:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.51 - 4.00	325,136	$3.01	1.98	275,136	$2.84
$4.01 - 6.00	2,369,878	$4.05	4.39	49,675	$5.37
$6.01 - 7.00	1,600,500	$6.71	3.37	1,188,750	$6.71
$7.01 - 7.50	888,226	$7.15	3.52	488,966	$7.20
$7.51 - 9.00	3,327,174	$8.11	3.50	2,053,755	$8.10
$9.01 - 9.50	742,500	$9.29	4.35	396,250	$9.29
$9.51 - 10.00	919,143	$9.72	2.88	811,309	$9.74
$10.01 - 10.50	175,000	$10.09	3.80	131,250	$10.09
$10.51 - 11.00	250,000	$10.95	4.38	125,000	$10.95
$11.01 - 12.50	249,750	$11.61	2.93	244,750	$11.61
Total	10,847,307			5,764,841

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and six months ended June 30, 2014, the Company recognized $293 and $498 as an expense (three and six months ended June 30, 2013 - $201 and $384) related to this plan. At June 30, 2014, $299 of the expense was payable by the Company (December 31, 2013 - $217).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(e)	Deferred share unit plan

The Company awards Deferred Share Units (“DSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s closing price on that date.

A total of 45,495 DSUs were granted during the three and six months ended June 30, 2014 with a grant date fair value of $200 (three and six months ended June 30, 2013 - 61,683 DSUs with a grant date fair values of $337). In lieu of cash dividends on outstanding DSUs, 1,468 and 3,704 DSUs were granted during the three and six months ended June 30, 2014 with a grant date fair value of $10 and $26 (three and six months ended June 30, 2013 - 1,103 DSUs with a grant date fair value of $7). During the three and six months ended June 30, 2014, 52,066 DSUs were redeemed (three and six months ended June 30, 2013 - 71,845). At June 30, 2014, 245,730 DSUs were vested and outstanding (December 31, 2013 - 248,596).

(f)	Performance share unit plan

The Company awards Performance Share Units (“PSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units.

A total of 80,000 equity-settled PSUs were granted during the three and six months ended June 30, 2014 with a grant date fair value of $298 (three and six months ended June 30, 2013 - 115,114 PSUs with a grant date fair value of $559). In lieu of cash dividends on outstanding PSUs, 2,596 and 6,451 PSUs were granted during the three and six months ended June 30, 2014 with grant date fair values of $9 and $26, respectively (three and six months ended June 30, 2013 - 743 PSUs with a grant date fair value of $5). For the three and six months ended June 30, 2014, the Company recorded a recovery of $325 and $111 (three and six months ended June 30, 2013 - $nil) on total PSUs outstanding of 434,485 (December 31, 2013 - 348,040 PSUs). At June 30, 2014, no outstanding PSUs had vested (December 31, 2013 - nil).

(g)	Restricted share unit plan

The Company awards Restricted Share Units (“RSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs that will be cash-settled in provisions and RSUs that will be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units.

A total of 97,189 equity-settled RSUs were granted during the three and six months ended June 30, 2014 with a grant date fair value of $428 (three and six months ended June 30, 2013 - 86,894 RSUs with a grant date fair value of $534). A total of 2,691 and 5,899 dividend equivalent RSUs were granted during the three and six months ended June 30, 2014 with grant date fair values of $12 and $26 (three and six months ended June 30, 2013 - 563 RSUs with a grant date fair value of $3). For the three and six months ended June 30, 2014, the Company recorded an expense of $367 and $583 (three and six months ended June 30, 2013 - $247) on total RSUs outstanding of 450,418 (December 31, 2013 - 356,155). At June 30, 2014, 99,115 of the outstanding RSUs had vested (December 31, 2013 - 35,843).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

12.	Loss from operations

The Company’s loss from operations includes the following expenses presented by function:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Cost of sales	$85,901	$153,308	$163,462	$194,033
General and administrative	5,663	7,743	14,919	14,122
Exploration and business development	259	283	459	549
	$91,823	$161,334	$178,840	$208,704

Cost of sales for the three and six months ended June 30, 2013 includes impairment charges of $80,000 and $18,688 relating to the El Chanate mine and the retained interest royalty, respectively.

Included in general and administrative expense for the three and six months ended June 30, 2014 is $1,446 and $3,808 of share-based compensation expense (three and six months ended June 30, 2013 - $2,054 and $3,691).

13.	Other (loss) / income

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Fair value adjustment on option component of convertible senior notes	$-	$4,106	$413	$10,975
Income from retained interest royalty (Note 7)	2,463	-	2,463	-
Amortization expense from retained interest royalty (Note 7)	(7,278)	-	(7,278)	-
Unrealized loss on contingent consideration	-	(4,060)	-	(6,849)
Unrealized and realized (loss) / gain on derivative assets and liabilities	-	(793)	-	1,882
Interest income	180	410	769	603
Unrealized and realized gains / (losses) on investments (Note 5)	779	(204)	6,589	(316)
Reclassification of accumulated gains / (losses) on available-for-sale investments (Note 5)	233	-	(2,507)	(128)
Loss on modification of convertible notes (Note 9(c))	-	-	(15,645)	-
Other	(255)	(101)	(164)	(43)

	$(3,878)	$(642)	$(15,360)	$6,124

14.	Income taxes

The current income tax expense recognized during the three and six months ended June 30, 2014 is based on the Company’s best estimate of the average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

15.	Loss per share

Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and six months ended June 30, 2014 of 248,495,726 and 248,343,301, respectively (three and six months ended June 30, 2013 - 247,025,811 and 253,288,330, respectively). Diluted loss per share is based on the assumption that all convertible debentures are converted, and that stock options and other share-based instruments issued that have an exercise price less than the average market price of the Company’s common shares during the period

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

have been exercised on the later of the beginning of the year and the date granted. For the three and six months ended June 30, 2014 and 2013, net loss and basic weighted average shares outstanding are equal to diluted loss and diluted weighted average shares outstanding, as all potential dilution adjustments were anti-dilutive.

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and six months ended June 30, 2014 and 2013 because their effect would have been anti-dilutive:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Stock options	10,847,307	9,067,197	10,847,307	9,067,197
Warrants issued	-	835,000	-	835,000
Convertible senior notes	60,974	15,249,853	60,974	15,249,853
Restricted share units	351,304	58,305	351,304	58,305
Performance share units	434,485	115,857	434,485	115,857

16.	Supplemental cash flow information

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
Adjustments to reconcile net loss to operating cash flows:	2014	2013	2014	2013
Impairment charges	$-	$98,688	$-	$98,688
Amortization and depletion	34,785	14,455	63,378	25,923
Net realizable value adjustments	-	10,105	-	10,105
Loss on modification of convertible notes	-	-	15,645	-
Fair value adjustment on option component of convertible senior notes	-	(4,106)	(413)	(10,975)
Unrealized foreign exchange loss / (gain)	7,583	(8,741)	1,635	(9,677)
Unrealized loss on contingent consideration	-	4,060	-	6,849
Share-based compensation, net of forfeitures	1,446	2,054	3,808	3,691
Deferred income tax (recovery) / expense	(16,360)	7,301	(11,793)	7,036
Equity in (income) / loss of jointly-controlled entity	-	(960)	92	56
Unrealized and realized loss / (gain) on derivative assets and liabilities	-	793	-	(1,882)
Unrealized and realized (gains) / losses on investments	(779)	204	(6,589)	316
Reclassification of accumulated (gains) / losses on available-for-sale investments	(233)	-	2,507	128
Income from retained interest royalty	(2,463)	-	(2,463)	-
Amortization of retained interest royalty	7,278	-	7,278	-
Other non-cash items	(8)	120	524	83
	$31,249	$123,973	$73,609	$130,341

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
Change in non-cash operating working capital:
Receivables	$4,708	$2,927	$1,634	$1,947
Current income tax receivable	-	220	21,733	2,824
Prepaids and deposits	191	75	992	(101)
Inventories	(7,755)	(4,720)	(13,864)	(15,457)
Trade payables and accrued liabilities	(4,738)	(1,621)	(6,812)	624
Current income tax liability	(15)	(1,697)	(270)	(1,676)
	$(7,609)	$(4,816)	$3,413	$(11,839)

Supplemental information:
Interest paid	$202	$238	$4,203	$3,666
Interest received	$152	$358	$697	$752
Income taxes paid	$60	$350	$1,112	$2,595
Non-cash transactions:
Amortization of discount and financing fees on debt capitalized to mining interests	$182	$794	$500	$1,588
Interest payable capitalized to mining interests	$1,770	$1,461	$1,770	$1,461

17.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
—	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
—	Level 3 inputs are unobservable (supported by little or no market activity).

	June 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash	$140,189	$-	$141,125	$-
Short term deposits	385	-	1,527	-
Financial assets at fair value through profit or loss
Warrants held	-	-	-	41
Available-for-sale financial assets
Equity investments (a)	267	-	15,510	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes	-	-	-	(413)
	$140,841	$-	$158,162	$(372)

The methods of measuring each of these financial assets and liabilities have not changed during 2014. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at June 30, 2014. The fair value of the senior secured notes was approximately $311,850 at June 30, 2014, compared to a carrying value of $296,867. This fair value was determined based on observable market information.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(a)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

18.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

—	Mexico: El Chanate mine
—	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. The following are the operating results by reportable segment:

	Three months ended June 30, 2014
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$21,484	$54,046	$-	$75,530

Production costs	10,835	37,856	-	48,691
Refining costs	107	48	-	155
Amortization and depletion	4,163	30,524	98	34,785
Reclamation, care and maintenance costs	-	-	2,270	2,270
General and administrative	216	-	5,447	5,663
Exploration and business development	-	-	259	259
	15,321	68,428	8,074	91,823
Earnings / (loss) from operations	$6,163	$(14,382)	$(8,074)	$(16,293)
Expenditures on property, plant and equipment, mining interests & intangible assets	$5,660	$31,481	$3,975	$41,116

	Three months ended June 30, 2013
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$30,990	$26,670	$-	$57,660

Production costs	21,559	17,496	-	39,055
Refining costs	103	22	-	125
Amortization and depletion	5,033	9,339	83	14,455
Reclamation, care and maintenance costs	-	-	985	985
General and administrative	525	-	7,218	7,743
Exploration and business development	-	-	283	283
Impairment charges	80,000	-	18,688	98,688
	107,220	26,857	27,257	161,334
Loss from operations	$(76,230)	$(187)	$(27,257)	$(103,674)
Expenditures on property, plant and equipment, mining interests & intangible assets	$11,627	$48,398	$249	$60,274

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Six months ended June 30, 2014
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$45,421	$101,062	$-	$146,483

Production costs	22,054	74,530	-	96,584
Refining costs	214	81	-	295
Amortization and depletion	8,648	54,496	234	63,378
Reclamation, care and maintenance costs	-	-	3,205	3,205
General and administrative	520	-	14,399	14,919
Exploration and business development	-	-	459	459
	31,436	129,107	18,297	178,840
Earnings / (loss) from operations	$13,985	$(28,045)	$(18,297)	$(32,357)
Expenditures on property, plant and equipment, mining interests & intangible assets	$13,917	$76,845	$5,966	$96,728

	Six months ended June 30, 2013
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$59,110	$63,435	$-	$122,545

Production costs	32,754	34,176	-	66,930
Refining costs	181	69	-	250
Amortization and depletion	8,446	17,310	167	25,923
Reclamation, care and maintenance costs	-	-	2,242	2,242
General and administrative	840	-	13,282	14,122
Exploration and business development	-	-	549	549
Impairment charges	80,000	-	18,688	98,688
	122,221	51,555	34,928	208,704
(Loss) / earnings from operations	$(63,111)	$11,880	$(34,928)	$(86,159)
Expenditures on property, plant and equipment, mining interests & intangible assets	$22,061	$82,755	$962	$105,778

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at June 30, 2014	$282,569	$1,838,472	$310,544	$2,431,585
Total assets at December 31, 2013	$265,028	$1,822,533	$374,847	$2,462,408

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

19.	Events after the reporting period

Declaration of dividend

On August 7, 2014, the Company’s Board of Directors approved a dividend of $0.00375 per share, payable to shareholders of record on August 18, 2014.